MALIZIA SPIDI & FISCH, PC

ATTORNEYS AT LAW

901 NEW YORK AVENUE, N.W.	1900 SOUTH ATHERTON STREET
SUITE 210 EAST	STATE COLLEGE, PENNSYLVANIA 16801
WASHINGTON, D.C. 20001	(814) 272-3502
(202) 434-4660	FACSIMILE: (814) 272-3514
FACSIMILE: (202) 434-4661
SPIDILAW@AOL.COM

JOHN J. SPIDI	WRITER’S DIRECT DIAL NUMBER
(202) 434-4670

VIA FACSIMILE

April 20, 2006

Celeste Murphy, Esq.

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Federal Trust Corporation

Dear Ms. Murphy:

Our firm is co-counsel to Federal Trust Corporation, Sanford, Florida (the “Corporation”). At our client’s request, we have reviewed the preliminary proxy materials filed with the Commission on April 12, 2006, by Keefe Managers, LLC (“Keefe”) relating to the Company’s Annual Meeting of Stockholders to be held on May 26, 2006.

Included in the preliminary proxy materials of Keefe is a proposal seeking stockholder approval of an amendment to the Restated Bylaws of the Corporation (the “Bylaws”) to add a disqualifier for service on the Corporation’s Board of Directors for any person who has been the subject of certain regulatory actions by a federal banking regulator (“Proposal II”). We believe that Proposal II is ineligible for consideration at the Annual Meeting pursuant to the advance notice provisions for new business of Article I, Section 7(a), of the Corporation’s Bylaws, and therefore Proposal II should be deleted in its entirety from the preliminary proxy materials. A complete copy of the Bylaws is enclosed herewith for your reference.

Pursuant to Article I, Section 7(a) of the Bylaws, at any annual meeting of stockholders of the Corporation, only such business shall be conducted as shall have been properly brought before the meeting. In order to be properly brought before the meeting, a stockholder must give the Corporation’s Secretary timely and proper notice of the new business to be considered at the meeting. In order to be timely, such notice must be received by the Corporation at its principal executive offices not less than 60 days prior to the date of the annual meeting. In addition, in order to be proper, such notice must contain all of the information required by subparagraphs (i)

MALIZIA SPIDI & FISCH, PC

Celeste Murphy, Esq.

Office of Mergers and Acquisitions

April 20, 2006

through (iv) of Section 7(a). If the presiding officer of the Annual Meeting determines that business was not properly brought before the meeting in accordance with Section 7(a), he shall so declare to the meeting and any such business shall not be voted upon or transacted.

As of this writing, the Corporation has not received any notice from Keefe regarding Proposal II. In as much as the Annual Meeting is to be held on May 26, 2006, less than 60 days from now, such notice cannot be timely received by the Corporation and, therefore, Proposal II cannot be voted on at the Annual Meeting. Accordingly, Proposal II should not be included in the definitive proxy materials of Keefe.

In our review of the preliminary proxy materials of Keefe, we noted a reference on page 6 of the proxy materials that said “On April     , 2006, notices were sent to Federal Trust for the purposes of nominating Mr. Goldstein for election as a director of Federal Trust at the Annual Meeting and proposing that the Shareholders consider an amendment to Federal Trust’s Amended and Restated Bylaws at the Annual Meeting.” It is, therefore, clear from Keefe’s own proxy materials that they have not yet sent the notice required by Section 7(a) in order to properly bring Proposal II before the stockholders of the Corporation or they would have included the date of such notice.

Keefe may attempt to argue that Article VII of the Bylaws controls the notice required for amendments to the Bylaws and that they are in fact in conformity therewith. However, Section 7(a) specifically states “Notwithstanding anything in these Bylaws to the contrary, no business shall be brought before or conducted at an annual meeting except in accordance with the provisions of this Section 7(a).”[emphasis supplied] Accordingly, new business can only be brought before the meeting if a stockholder complies with the advance notice requirements of Section 7(a), regardless of notice provisions included in Article VII relating to amendments to the Bylaws.

Please call me if you have any questions regarding this matter. Thank you for your consideration and prompt response to our phone call.

Sincerely,

/s/ John J. Spidi
John J. Spidi

Enclosure

cc:	Mr. James V. Suskiewich, Chairman of the Board and President

RESTATED

BYLAWS

OF

FEDERAL TRUST CORPORATION

ARTICLE I

Stockholders

Section 1. The annual meeting of stockholders of the Federal Trust Corporation (“Corporation”) shall be held on such date, and at such time and at such place within or without the State of Florida, as may be fixed by the Board of Directors (sometimes the “Board”), for the purpose of electing directors and for the transaction of such other business as may properly be brought before the meeting.

Section 2.

(a) Any action required or permitted to be taken by the stockholders of the Corporation must be effected at an annual or special meeting of stockholders of the Corporation and may not be effected by any consent in writing by the stockholders. Special meetings of stockholders of the Corporation may be called only by the Board of Directors pursuant to a resolution adopted by a majority of the total number of directors which the Corporation would have if there were no vacancies on the Board of Directors (hereinafter the “Full Board”).

(b) Special meetings of Stockholders may be held at such time and at such place within or without the State of Florida as may be stated in the call.

Section 3. Notice of the time and place of every meeting of stockholders shall be delivered personally or mailed at least ten days and not more than sixty days prior thereto to each stockholder of record entitled to vote at his address as it appears on the records of the Corporation. Such further notice shall be given as may be required by law. Business transacted at any special meeting shall be confined to the purpose or purposes stated in the notice of such special meeting. Meetings may be held without notice if all stockholders entitled to vote are present or if notice is waived by those not present.

Section 4. At all meetings of stockholders any stockholder entitled to vote may vote in person or by proxy. Such proxy or any revocation or amendment thereof, shall be in writing, but need not be sealed, witnessed or acknowledged, and shall be filed with the Secretary at or before the meeting.

Section 5. Except as otherwise provided by law or by the Corporation’s Restated Articles of Incorporation (the “Restated Articles”), the presence, in person or by proxy, of the holders of record of shares of capital stock of the Corporation entitling the holders thereof to cast a majority of the votes entitled to be cast by the holders of shares of capital stock of the Corporation entitled to vote shall constitute a quorum at all meetings of the stockholders. If at any time a separate vote by a class or classes is required, a majority of the shares of such class or classes entitled to vote thereon present in person or by proxy shall constitute a quorum entitled to take action with respect to that vote on that matter. The chairman of the meeting or the holders of record of a majority of such shares so present or represented may adjourn the meeting from time to time, whether or not there is such a quorum. No notice of the time and place of adjourned meetings need be given except as required by law.

Section 6. Election of directors at all meetings of the stockholders at which directors are to be elected shall be by ballot, and a plurality of the votes cast thereat shall elect. Except as otherwise provided by law, the Restated Articles, these Bylaws or resolution adopted by the Full Board, all matters other than the election of directors submitted to the stockholders at any meeting shall be decided by a majority of the votes cast with respect thereto.

Section 7.

(a) At any annual meeting of stockholders, only such business shall be conducted as shall have been brought before the meeting (i) by or at the direction of the Board of Directors or (ii) by any stockholder of the corporation who is entitled to vote with respect thereto and who complies with the notice procedures set forth in this Section 7(a). For business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation. To be timely, a stockholder’s notice must be delivered or mailed to and received at the principal executive offices of the Corporation not less than 60 days prior to the date of the annual meeting; provided, however, that in the event that less than 40 days’ notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be received not later than the close of business on the 10th day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made. A stockholder’s notice to the Secretary shall set forth as to each matter such stockholder proposes to bring before the annual meeting (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (ii) the name and address, as they appear on the Corporation’s books, of the stockholder proposing such business, (iii) the class and number of shares of the Corporation’s capital stock that are beneficially owned by such stockholder and (iv) any material interest of such stockholder in such business. Notwithstanding anything in these Bylaws to the contrary, no business shall be brought before or conducted at an annual meeting except in accordance with the provisions of this Section 7(a). The officer of the Corporation or other person presiding over the annual meeting shall, if the facts so warrant, determine and declare to the meeting that business was not properly brought before the meeting in accordance with the provisions of this Section 7(a) and, if he should so determine, he shall so declare to the meeting and any such business so determined to be not properly brought before the meeting shall not be transacted.

At any special meeting of stockholders, only such business shall be conducted as shall have been brought before the meeting by or at the direction of the Board of Directors.

(b) Only persons who are nominated in accordance with the procedures set forth in these Bylaws shall be eligible for election as directors. Nominations of persons for election to the Board of Directors of the Corporation may be made at a meeting of stockholders at which directors are to be elected only (i) by or at the direction of the Board of Directors or (ii) by any stockholder of the Corporation entitled to vote for the election of directors at the meeting who complies with the notice procedures set forth in this Section 7(b). Such nominations, other than those made by or at the direction of the Board of Directors, shall be made by timely notice in writing to the Secretary of the Corporation. To be timely, a stockholder’s notice shall be delivered or mailed to and received at the principal executive offices of the Corporation not more than 60 days or less than 10 days prior to the date of the meeting; provided, however, that in the event that less than 40 days’ notice or prior disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be so received not later than the close of business on the 10th day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made. Such stockholder’s notice shall set forth (i) as to each person whom such stockholder proposes to nominate for election or reelection as a director, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (including such person’s written consent to being named in the proxy statement as nominee and to serving as director if elected); and (ii) as to the stockholder giving the notice (x) the name and address, as they appear on the Corporation’s books, of such stockholder and (y) the class and number of shares of the Corporation’s capital stock that are beneficially owned by such stockholder. At the request of the Board of Directors any person nominated by the Board of Directors for election as a director shall furnish to the Secretary of the Corporation that information required to be set forth in a stockholder’s notice of nomination which pertains to the nominee. No person shall be eligible for election as a director of the corporation unless nominated in accordance with the provisions of this Section 7(b). The officer of the Corporation or other person presiding at the meeting shall, if the facts so warrant, determine that a nomination was not made in accordance with such provisions and, if he or she should so determine, he or she shall so declare to the meeting and the defective nomination shall be disregarded.

Section 8. There shall be appointed, for all meetings of the stockholders, two Inspectors of the vote. Such Inspectors shall first take and subscribe an oath or affirmation faithfully to execute the duties of Inspector at such meeting with strict impartiality and according to the best of their ability. Unless appointed in advance of any such meeting by the Board of Directors, such Inspectors shall be appointed for the meeting by the person presiding thereat. No director or candidate for the office of director shall be appointed as such Inspector. Such Inspectors shall receive, examine and tabulate all ballots and proxies, including proxies filed with the Secretary, shall determine the presence or absence of a quorum and shall be responsible for tallying and certifying the vote taken on any matter at each meeting which is required to be tallied and certified by them in the resolution of the Board of Directors appointing them or the appointment of the person presiding at such meeting, as the case may be.

ARTICLE II

Directors

Section 1.

(a) Subject to the provisions of Article VI, Section 1 of the Restated Articles, the number of directors shall be fixed from time to time exclusively by the Board of Directors pursuant to a resolution adopted by a majority of the Full Board. The directors shall be divided, with respect to the time for which they severally hold office, into three classes in accordance with the provisions of Article VI, Section 1 of the Restated Articles. The term of office of the first class elected at any annual meeting shall expire at the next ensuing annual meeting of stockholders, the term of office of the second class at the second annual meeting after that at which such directors were elected and the term of office of the third class at the third annual meeting after that at which such directors were elected.

(b) A whole number of directors equal to at least one third of the Full Board shall constitute a quorum for the transaction of business, but if at any meeting of the Board of Directors there shall be less than a quorum present a majority of those present may adjourn the meeting from time to time until a quorum shall have been obtained.

(c) Unless the Board of Directors otherwise determines, newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board of Directors resulting from death, resignation, retirement, disqualification, removal from office or other cause may be filled only by a majority vote of the directors then in office, though less than a quorum, and directors so chosen shall hold office for a term expiring at the annual meeting of stockholders at which the term of office of the class to which they have been elected expires and until such director’s successor shall have been duly elected and qualified. No decrease in the number of authorized directors constituting the Full Board shall shorten the term of any incumbent director.

(d) Any director, or the entire Board of Directors, may be removed from office at any time, with or without cause, by the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors (the “Voting Stock”) voting together as a single class.

Section 2. Meetings of the Board of Directors shall be held at such place within or without the State of Florida as may from time to time be fixed by, or determined in the manner provided by, resolution of the Board, or as may be specified in the call of any meeting. Regular meetings of the Board of Directors shall be held at such times as may from time to time be fixed by, or determined in the manner provided by, resolution of the Board, and special meetings may be held at any time upon the call of the Executive Committee or of the Chairman of the Board of Directors by oral, telegraphic or written notice, duly served on or sent or mailed to each director not less than two days before such meeting. A meeting of the Board may be held without notice immediately after the annual meeting of stockholders at the same place at which such meeting was held. Notice need not be given of regular meetings of the Board held at times and places fixed by resolution of the Board. A meeting may be held at any time without notice if all the directors are present or if those not present waive notice of the meeting in writing, either before or after such meeting. Members of the Board of Directors may participate in a meeting of the Board by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other at the same time. Participation by such means shall constitute presence in person at a meeting.

Section 3. Any action required to be taken at a meeting of the Board of Directors, or any action which may be taken at a meeting of the directors or a committee thereof, may be taken without a meeting if a consent in writing, setting forth the action so to be taken; signed by all of the directors, or all the members of the committee, as the case may be, is filed in the minutes of the proceedings of the Board or of the committee. Such consent shall have the same effect as a unanimous vote.

Section 4. The Board of Directors may, in its discretion, by resolution passed by a majority of the Full Board, designate an Executive Committee to consist of the Chairman, President and Chief Executive Officer of the Corporation and such number of other directors as the Board may from time to time determine (not less than three), which Committee, to the extent provided in said resolution, shall have, and may exercise when the Board is not in session, the powers of the Board in the management of the business and affairs of the Corporation, except the power to change the membership or to fill vacancies in the Board of said Committee. The Board shall have the power at any time to change the membership of said Committee (subject to the requirement that the Chairman, President and Chief Executive Officer be a member thereof), to fill vacancies in it, or to dissolve it. The Executive Committee may make rules for the conduct of its business and may appoint such committees and assistants as it shall from time to time deem necessary. One-half of the members of such Committee shall constitute a quorum.

Section 5. The Board of Directors may from time to time, in its discretion, by resolution passed by a majority of the Full Board, designate, and appoint, from the directors, other committees of one or more persons which shall have and may exercise such lawfully delegable powers and duties conferred or authorized by the resolutions of designation and appointment. Unless the Board shall otherwise provide, a majority of any such committee may determine its action and fix the time and place of its meetings. The Board shall have power at any time to change the members of any such committee, to fill vacancies, and to discharge any such committee.

Section 6. The Executive Committee, and any other committee so designated if the resolution which designates such committee or a supplemental resolution of the board shall so provide, may exercise the power and authority of the Board to declare a dividend, to authorize the issuance of stock or to adopt a plan of merger and recommend and submit it to the stockholders for approval pursuant to Sections 607.1101 and 607.1103 of the Florida Business Corporation Act.

Section 7. The Board of Directors may declare a stock dividend consisting of a future right to purchase stock at the Board’s discretion upon the occurrence of certain events specified herein. The one right to acquire may be issued for each share then outstanding in any class. The right shall allow the shareholder to purchase one share of the then senior voting stock of the Company. The exercise price of such right shall be 50% of the current market value of the stock. This right shall have no present value until such time as the Board announces a redemption period. Such a redemption period shall only occur upon the acquisition by a party of 15% of the outstanding shares of the Corporation. The party acquiring 15% of the outstanding shares of the Corporation shall not be entitled to participate in such right to repurchase shares. In addition, if following the acquisition of 15% of the outstanding shares of the corporation, the Corporation is involved in a business combination or a sale of substantial assets of the Company, the Board may allow all shareholders other than the entity or person acquiring 15% of the shares to purchase the most senior voting securities of the final corporate parent resulting from the transaction.

ARTICLE III

Officers

Section 1. The Board of Directors as soon as may be practicable after the annual meeting of Stockholders shall choose a Chief Executive Officer of the Corporation, a President, (who may be the same person as the Chief Executive Officer), a Secretary and a Treasurer and, from time to time, may choose one or more Vice Presidents, Assistant Secretaries, Assistant Treasurers and such other officers as it may deem proper. The Chairman of the Board of Directors shall be chosen from the directors.

Section 2. The term of office of all officers shall be until the next annual election of officers and until their respective successors are chosen, but any officer may be removed from office at any time by the affirmative vote of a majority of the members of the Full Board.

Section 3. All officers chosen by the Board of Directors shall each have such powers and duties as generally pertain to their respective offices, subject to the specific provisions of this ARTICLE III. Such officers shall have such powers and duties as from time to time may be conferred by the Board of Directors or by a committee thereof.

Section 4. The Chief Executive Officer of the Corporation shall, subject to the control of the Board of Directors, have general power over the management and oversight of the administration and operation of the Corporation’s business and general supervisory power and authority over its policies and affairs. He shall see that all orders and resolutions of the Board of Directors and of any committee thereof are carried into effect.

Section 5. The President shall act in a general executive capacity and shall assist the Chief Executive Officer of the Corporation in the administration and operation of the Corporation’s business and in the supervision of its policies and affairs. During the absence or disability of the Chief Executive Officer, the President shall have and exercise all the powers of the Chief Executive Officer.

Each meeting of the stockholders and of the Board of Directors shall be presided over by the Chairman, or in his absence, the Chief Executive Officer, or in his absence, by such officer as has been designated by the Board of Directors or, in his absence, by such officer or other person as is chosen at the meeting. The Secretary or, in his absence the general counsel of the Corporation or such officer as has been designated by the Board of Directors or, in his absence, such officer or other person as is chosen by the person presiding, shall act as secretary of each such meeting.

Section 6. The Vice President or Vice Presidents shall perform the duties of the President in his absence or during his disability to act. In addition, the Vice Presidents shall perform the duties and exercise the powers usually incident to their respective officers and/or such other duties and powers as may be properly assigned to them from time to time by the Board of Directors, the Chairman of the Board or the President.

Section 7. The Secretary or an Assistant Secretary shall issue notices of meetings, shall keep their minutes, shall have charge of the seal and the corporate books, shall perform such other duties and exercise such other powers as are usually incident to such offices and/or such other duties and powers as are properly assigned thereto by the Board of Directors, the Chairman, the Chief Executive Officer or the President.

Section 8. The Treasurer shall have charge of all monies and securities of the Corporation, other than monies and securities of any division of the Corporation which has a treasurer or financial officer appointed by the Board of Directors, and shall keep regular books of account. The funds of the Corporation shall be deposited in the name of the Corporation by the Treasureer with such banks or trust companies as the Board of Directors or the Executive Committee from time to time shall designate. He shall sign or countersign such instruments as require his signature, shall perform all such duties and have all such powers as are usually incident to such office and/or such other duties and powers as are properly assigned to him by the Board of Directors, the Chairman, the Chief Executive Officer or the President, and may be required to give bond for the faithful performance of his duties in such sum and with such surety as may be required by the Board of Directors.

Section 9. Assistant Secretaries and Assistant Treasurers shall have such powers and shall perform such duties as are provided in these Bylaws or as may be assigned to them by the Board of Directors, the Chairman, the Chief Executive Officer or the President.

ARTICLE IV

Certificates of Stock

Section 1. The interest of each stockholder of the Corporation shall be evidenced by certificates for shares of stock in such form as the Board of Directors may from time to time prescribe. The shares of the stock of the Corporation shall be transferred on the books of the Corporation by the holder thereof in person or by his attorney, upon surrender for cancellation of certificates for the same number of shares, with an assignment and power of transfer endorsed thereon or attached thereto, duly executed, with such proof of the authenticity of the signature as the Corporation or its agents may reasonably require.

Section 2. The certificates of stock shall be signed, countersigned and registered in such manner as the Board of Directors may by resolution prescribe, which resolution may permit all or any of the signatures on such certificate to be in facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with same the effect as if he were such officer, transfer agent or registrar at the date of issue.

Section 3. The Board of Directors may fix a record date or direct that the stock transfer books be closed for a stated period for the purpose of making proper determination with respect to stockholders, including which stockholders are entitled to notice of or to vote at a meeting or any adjournment thereof, receive payment of any dividend or other distribution, or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock.

The record date may not be more than 60 days nor less than 10 days before the date on which the action requiring the determination will be taken; the transfer books may not be closed for a period longer than 20 days; and, in the case of a meeting of stockholders, the closing of the transfer books shall be at least 10 days before the date of the meeting.

Section 4. The Board of Directors may determine the conditions upon which a new certificate of stock will be issued to replace a certificate which is alleged to have been lost, stolen, mutilated or destroyed, and the Board of Directors may delegate to any officer of the Corporation the power to make such determination and to cause such replacement certificates to be issued.

ARTICLE V

Checks, Notes, Etc.

All checks on the Corporation’s bank accounts and all drafts, bills of exchange and promissory notes, and all acceptances, obligations and other instruments for the payment of money, shall be signed by such person or persons as shall be thereunto authorized from time to time by the Board of Directors or by the Committee or officer or officers of the Corporation to whom the Board shall have delegated the power to authorize such signing; provided, however, that the signatrue of any person so authorized on checks and drafts drawn on the Corporation’s dividend and special accounts may be in facsimile if the Board of Directors or the Committee or officer or officers, whichever shall have authorized such person to sign such checks or drafts, shall have authorized such person to sign in facsimile; and provided further that in case notes or other instruments for the payment of money (other than notes, bonds or debentures issued under a trust instrument of the Corporation) are required to be signed by two persons, the signature thereon of only one of the persons signing any such note or other instrument may be in facsimile, and in the case of notes, bonds or debentures issued under a trust instrument of the Corporation and required to be signed by two officers of the Corporation, the signatures of both such officers may be in facsimile if specifically authorized and directed by the Board of Directors of the Corporation and if such notes, bonds or debentures are required to be authenticated by a corporate trustee which is a party to the trust instrument; and provided further that in case any person or persons who shall have signed any such note or other instrument, either manually or in facsimile, shall have ceased to be a person or persons so authorized to sign any such note or other instrument, whether because of death or by reason of any other fact or circumstance, before such note or other instrument shall have been delivered by the Corporation, such note or other instrument may, nevertheless, be adopted by the Corporation and be issued and delivered as though the person or persons who so signed such note or other instrument had not ceased to be such a person or persons.

ARTICLE VI

Offices

The corporation may have offices inside and outside of the State of Florida at such places as shall be determined from time to time by the directors.

ARTICLE VII

Amendments

These Amended and Restated Bylaws (“these Bylaws”) replace in their entirety the former Bylaws of the Corporation, which were adopted by the Board on August 3, 1988 and were amended on March 23, 1990 (collectively the “Former Bylaws”). These Bylaws may be amended, added to, rescinded or repealed in whole or in part, or replaced at any meeting of the Board of Directors or of the stockholders provided notice of the proposed change was given in the notice of the meeting or, in the case of a meeting of the Board of Directors, in a notice given not less than two days prior to the meeting; provided, however, that, in the case of any change by vote of the stockholders, notwithstanding any other provisions of these Bylaws or any provision of law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any particular class of the Voting Stock required by law, the Restated Articles or these Bylaws, the affirmative vote of the holders of a majority of the voting power of all the then outstanding shares of the Voting Stock, voting together as a single class, shall be required to alter, amend or repeal any provisions of these Bylaws. The Former Bylaws were rescinded and these Bylaws were duly adopted by the Board of Directors of the Corporation at regular meeting of the Board held on May 11, 1995, amended at a regular meeting of the Board held on October 26, 2001 and restated at a regular meeting of the Board held on July     , 2002.

James V. Suskiewich
President, Chief Executive Officer and Chairman of the Board